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April 29, 2021

VIA EDGAR Mr. John Ganley Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Re:    Wilshire Mutual Funds, Inc. (the “Registrant”)
File Nos. 333-50390 and 811-07076
Dear Mr. Ganley:
On behalf of the Registrant, this letter is in response to the comments you provided on April 16, 2021 regarding the Registrant’s Post-Effective Amendment No. 73 to its Registration Statement on Form N1A filed on March 1, 2021 pursuant to Rule 485(a)(1) under the Securities Act of 1933. Changes in response to the comments below will be reflected in Post-Effective Amendment No. 74 to the Registrant’s Registration Statement.
Large Company Growth Portfolio
Fee Table
1.Comment: The disclosure concerning Voya Investment Management indicates that the Fund may invest in Voya-managed funds. The financial statements indicate that almost 6% of the fund’s assets are invested in Voya funds. Please explain why AFFE is not shown in the fee table.
a. The fees and expenses incurred indirectly by the Fund as a result of its investments in Voya-managed funds do not exceed one basis point of average net assets of the Fund and thus are not included as AFFE in the fee table per Form N1A, Item 3, Introduction 3(f)(i).
Principal Investment Strategies
2.Comment: The first part of the strategy states that the Fund focuses on the large cap growth segment. Since the Fund has a very wide ranging fixed income strategy, which is not discussed until the disclosure regarding Voya as subadviser, please consider revising the first bullet to add that the Fund, which focuses on the large cap growth segment of the equity market, also actively invests in fixed income securities.

Mr. John Ganley
April 29, 2021

a. The above-referenced sentence has been deleted.
3.Comment: The first sentence of the second bullet states that 80% of the assets will be in common stock. Does the 80% policy also include derivatives? Alternatively, will 80% be in common stock of large caps, but derivatives will bring the exposure to large caps higher?
a. The Fund’s 80% policy includes derivatives.
4.Comment: Consider using separate bullets for: (1) investments in common stock; (2) derivatives; and (3) fixed income.
a. The disclosure has been revised to use separate paragraphs for each of the three types of investments.
5.Comment: In the bullet on fixed income, if true, state that the Fund may invest in below investment grade fixed income securities. Also consider moving some of the strategy out of the Voya discussion to the bullet to make it more prominent.
a. The fixed income paragraph has been revised to include below investment grade fixed income securities and asset-based securities.
6.Comment: The financial statements show that 34% of the Fund is invested in Information Technology. Please include an Information Technology risk and consider disclosing the Fund’s Information Technology exposure in its “Principal Investment Strategies” discussion. Also explain supplementally how Information Technology concentration is consistent with the Fund’s concentration policy.
a. The disclosure has been revised to include Information Technology Sector risk.
Information Technology is a sector rather than an industry; accordingly, the Registrant believes this exposure is consistent with its policy to not concentrate in any single industry. In addition, as noted in the footnote to the Fund’s Schedule of Investments, broad sectors are used for reporting purposes, whereas more narrow industries are used for compliance purposes.
7.Comment: The paragraph including the Swaps Strategy states that the derivatives portion of the portfolio will seek to exceed the Russell 1000 Growth Index. If the Fund is using swaps, consider whether it may be more appropriate to state that the Fund will seek to track or equal the Index.
a. The disclosure has been revised to state that the portion of the Fund invested in derivatives seeks to track the daily performance of the Index.
8.Comment: The second sentence of the third paragraph states that the Fund may invest in options, futures, options on futures and swaps. Since the Fund principally uses swaps, consider making the other derivatives less prominent by, for example, moving the statement to the end of the derivatives paragraph.

Mr. John Ganley
April 29, 2021

a. The statement has been revised and moved to the end of the derivatives paragraph.
9.Comment: Please disclose the strategy, if any, for allocating the Fund’s assets among the subadvisers.
a. The disclosure has been revised to state that the adviser typically allocates the Fund’s assets among the Fund’s subadvisers in accordance with its outlook for the economy and the financials markets.
10.Comment: For Los Angeles Capital Management, please describe how it selects securities for the Fund’s portfolio rather than simply referring to its proprietary model.
a. Additional disclosure has been added regarding Los Angeles Capital Management’s securities selection process.
11.Comment: The disclosure regarding Fred Alger Management states that it invests in companies of any market cap. Please explain how this is consistent with the Fund’s 80% policy. If applicable, consider revising the disclosure to state that Fred Alger primarily invests in large cap securities.
a. The disclosure has been revised to remove the reference to companies of any market cap.
12.Comment: The disclosure states that Voya may invest in affiliated registered investment companies. Please explain how this is consistent with Section 17(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) and the Fund’s policy to not rely on Sections 12(d)(1)(F) or (G) of the 1940 Act. Does Voya receive fees at both the Fund and underlying fund level?
a. The Voya-managed funds in which Voya invests a portion of its sleeve of the Fund are affiliated with Voya but are not affiliates of the Fund since the Fund does not hold 5% or more of any of the Voya-managed fund securities. Accordingly, the Registrant believes such investments are consistent with Section 17(a) of the 1940 Act.
In making investments in the Voya-managed funds, the Fund is not relying on Section 12(d)(1)(F) or (G) of the 1940 Act; rather, the Fund is in compliance with the provisions of Section 12(d)(1)(A) of the 1940 Act as its investments in Voya-managed funds do not exceed any of the 3%, 5% or 10% limits thereof.
In addition, with respect to Section 12(d)(1)(G), the Registrant notes that the Voya-managed funds are not part of the “same group of investment companies” as the Fund.
According to the prospectuses of the Voya-managed funds, Voya is currently waiving its advisory fees at the underlying fund level.

Mr. John Ganley
April 29, 2021

Principal Risks
13.Comment: Please reorder the risks so that they are in the order of importance rather than alphabetical order.
a. This change has been made.
14.Comment: For Style Risk, please reverse the order of the references to small capitalization stocks and large capitalization stocks.
a. This change has been made.
Large Company Value Portfolio
15.Comment: Please apply any comments that were given with respect to the Large Company Value Portfolio to this Fund, as applicable.
a. Applicable comments have been addressed.
16.Comment: The disclosure states that MFS may invest in companies of any size. How is this consistent with the Fund’s 80% policy?
a. The disclosure has been revised to add the following language: “Consistent with the Portfolio’s investment strategy....”
17.Comment: The financial statements show that more than 25% of the Fund is invested in Financials. Please include a Financials risk and consider disclosing the Fund’s Financials exposure in its “Principal Investment Strategies” discussion. Also explain supplementally how Financials concentration is consistent with the Fund’s concentration policy.
a. The disclosure has been revised to include Financials Sector risk.
Financials is a sector rather than an industry; accordingly, the Registrant believes this exposure is consistent with its policy to not concentrate in any single industry. In addition, as noted in the footnote to the Fund’s Schedule of investments, broad sectors are used for reporting purposes, whereas more narrow industries are used for compliance purposes.
Small Company Growth Portfolio
18.Comment: Please apply any comments that were given with respect to the Large Company Growth Portfolio to this Fund, as applicable.
a. Applicable comments have been addressed.
19.Comment: The financial statements show that more than 25% of the Fund is invested in each of Information Technology and Health Care. Please include Information Technology risk and

Mr. John Ganley
April 29, 2021

Health Care risk and consider disclosing the Fund’s Information Technology and Health Care exposure in its “Principal Investment Strategies” discussion. Also explain supplementally how Information Technology and Health Care concentration are consistent with the Fund’s concentration policy.
a. The disclosure has been revised to include Information Technology Sector risk and Health Care Sector risk.
Information Technology and Health Care are sectors rather than industries; accordingly, the Registrant believes this exposure is consistent with its policy to not concentrate in any single industry. In addition, as noted in the footnote to the Fund’s Schedule of Investments, broad sectors are used for reporting purposes, whereas more narrow industries are used for compliance purposes.
Small Company Value Portfolio
20.Comment: Please apply any comments that were given with respect to the Large Company Growth Portfolio to this Fund, as applicable.
a. Applicable comments have been addressed.
21.Comment: The financial statements show that more than 25% of the Fund is invested in Financials. Please include a Financials risk and consider disclosing the Fund’s Financials exposure in its Principal Investment Strategies discussion. Also explain supplementally how Financials concentration is consistent with the Fund’s concentration policy.
a. The disclosure has been revised to include Financials Sector risk.
Financials is a sector rather than an industry; accordingly, the Registrant believes this exposure is consistent with its policy to not concentrate in any single industry. In addition, as noted in the footnote to the Fund’s Schedule of Investments, broad sectors are used for reporting purposes, whereas more narrow industries are used for compliance purposes.
22.Comment: Foreign Securities Risk is included in the Principal Risks section but there is no reference to foreign securities in the Principal Investment Strategies section. If this is a principal risk, include disclosure regarding foreign securities in the Principal Investment Strategies section.
a. Foreign Securities Risk has been removed from the Principal Risks section.
23.Comment: For Style Risk, please reverse the order of the references to growth and value.
a. This change has been made.

Mr. John Ganley
April 29, 2021

Wilshire 5000 Index Fund
24.Comment: Please apply any comments that were given with respect to the Large Company Growth Portfolio to this Fund, as applicable.
a. Applicable comments have been addressed.
25.Comment: The financial statements show that more than 25% of the Fund is invested in Information Technology. Please include an Information Technology risk and consider disclosing the Fund’s Information Technology exposure in its “Principal Investment Strategies” discussion.
a. The disclosure has been revised to include Information Technology Sector risk.
26.Comment: In the paragraph describing the Wilshire 5000 Index, please disclose the market capitalization range of the Index as of a recent date. Also consider disclosing the percentage of the Index represented by Information Technology as of the same date.
a. These changes have been made.
Wilshire International Equity Fund
27.Comment: Please apply any comments that were given with respect to the Large Company Growth Portfolio to this Fund, as applicable.
a. Applicable comments have been addressed.
28.Comment: Please consider revising the second sentence in the “Principal Investment Strategies” section to state that the Fund will invest “substantially all of its assets” or invest “primarily” in companies organized outside the United States.
a. The second sentence has been deleted, and the comment has been addressed in the second paragraph.
29.Comment: The disclosure states that the Fund may invest in ETFs. Please explain why AFFE is not shown in the fee table.
a. The fees and expenses incurred indirectly by the Fund as a result of its investments in ETFs, do not exceed one basis point of average net assets of the Fund and thus are not included as AFFE in the fee table per Form N1A, Item 3, Introduction 3(f)(i).
Wilshire Income Opportunities Fund
30.Comment: Please apply any comments that were given with respect to the Large Company Growth Portfolio to this Fund, as applicable.
a. Applicable comments have been addressed.

Mr. John Ganley
April 29, 2021

31.Comment: The second paragraph in the “Principal Investment Strategies” section is lengthy. Please consider breaking the paragraph into additional paragraphs to make it easier to read. Also please clarify what is meant by the word “sector” in this paragraph. In addition, please consider deleting the disclosure regarding DoubleLine and emerging markets.
a. The disclosure has been revised so that it is easier to read, and the requested disclosure has been deleted. The disclosure has also been revised to clarify that sector refers to types of fixed income securities.
32.Comment: In the “Principal Investment Strategies” section, there is a statement regarding DoubleLine’s “broad flexibility” in its investments for the Fund, please include more specific disclosure regarding how DoubleLine selects investments for the Fund.
a. More specific disclosure has been included in response to the comment.
More Information About Investments and Risks
33.Comment: Please revise this section, as appropriate, to classify which risks are principal risks and which are non-principal risks. For example, under the sub-heading “Additional Investment Strategies and Risks of the Style Portfolios”, there are statements that “Additional principal risks…. are set forth below.”
a. The disclosure has been revised to state that this section provides additional information on various types of investments in which the Funds may invest and their associated risks.
34.Comment: In the sub-headings for Funds other than the Style Portfolios, please consider not using defined terms for the Fund names.
a. The requested changes have been made.
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If you have any questions regarding this letter, please call Renee M. Hardt at (312) 6097616.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt Shareholder
RMH/mme